Exhibit 99.1

Aurora Cannabis to Host First Quarter Fiscal Year 2021 Investor Conference Call

NYSE | TSX: ACB

EDMONTON, AB, Oct. 28, 2020 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE | TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today that it has scheduled a conference call to discuss the results for its first quarter fiscal year 2021 ended September 30, 2020 on Monday, November 9, 2020 at 8:30 a.m. Eastern Time. Miguel Martin, Chief Executive Officer, and Glen Ibbott, Chief Financial Officer, will host the call and a question and answer period. The Company will report its financial results for the first quarter before the open of markets on Monday, November 9, 2020.

First Quarter Fiscal Year 2021 Conference Call Details
DATE:	Monday, November 9, 2020
TIME:	8:30 a.m. Eastern Time | 6:30 a.m. Mountain Time
WEBCAST:	http://public.viavid.com/index.php?id=142058

Updates to Director Compensation Plans

To support the Company's goal of fair and competitive compensation, Aurora has formalized certain existing compensation principles in its share compensation plans regarding, in particular, non-employee Director compensation.

Beginning in July 2019, the Company implemented an annual maximum of $150,000 of equity compensation for non-employee directors. The Company has now codified this as a key term in the Company's share compensation plans, including, the RSU, DSU and Stock Option Plan. The new amendments provide that non-employee Directors' compensation will be limited to no more than $150,000 in equity awards per year, of which no more than $97,500 can be in the form of stock options. This limit applies to all equity awards received by non-employee Directors, except for the portion of their annual cash retainer and board fees elected to be received in Deferred Share Units ("DSUs").

Additionally, the Company has added a restriction in the Deferred Share Unit Plan that prohibits the Company from granting DSUs to the non-employee directors on a discretionary basis.

Finally, and in line with the Company's objective of achieving and maintaining fair and competitive compensation, the Company has implemented a Performance Share Unit Plan, which is subject to shareholder approval at the Company's Annual and Special General Meeting on November 12, 2020. Pursuant to the terms of the Performance Share Unit Plan, non -employee Directors are not eligible to participate.

About Aurora

Aurora is a global leader in the cannabis industry serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, AltaVie, MedReleaf, CanniMed, Whistler, and Reliva. Providing customers with innovative, high-quality cannabis and hemp products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and recreational markets wherever they are launched. For more information, please visit our website at www.auroramj.com.

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur These forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions, estimates and assumptions of management in light of management's experience and perception of historical trends, current conditions and expected developments at the date the statements are made, such as current and future market conditions, the ability to maintain SG&A costs in line with current expectations, the ability to achieve high margin revenues in the Canadian consumer market, the current and future regulatory environment and future approvals and permits. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements, including the risks associated with: entering the U.S. market, the ability to realize the anticipated benefits associated with the acquisition of Reliva, achievement of Aurora's business transformation plan, general business and economic conditions, changes in laws and regulations, product demand, changes in prices of required commodities, competition, the effects of and responses to the COVID-19 pandemic and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 24, 2020 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.edgar.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

View original content to download multimedia:http://www.prnewswire.com/news-releases/aurora-cannabis-to-host-first-quarter-fiscal-year-2021-investor-conference-call-301161299.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2020/28/c5056.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 28-OCT-20